Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income from continuing operations	$672,577	$684,199	$693,516	$793,701	$912,672
Add: Fixed charges	576,069	561,668	566,412	526,469	470,627
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	712	3,342	4,833	(2,644)	590
Earnings as defined	1,247,934	1,242,525	1,255,095	1,322,814	1,382,709
Fixed charges:
Interest charges	576,069	561,668	543,681	488,125	431,827
Distributions on redeemable preferred securities of subsidiary trust	—	—	22,731	38,344	38,800
Total fixed charges	$576,069	$561,668	$566,412	$526,469	$470,627
Ratio of earnings to fixed charges	2.2	2.2	2.2	2.5	2.9